FORM 4

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

Trocin   Jeffrey   E.
(Last)   (First)   (Middle)

880 Carillon Parkway
(Street)

St. Petersburg   FL   33716
(City)   (State)   (ZIP)

Raymond James Financial (RJF)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year
January 21, 2003

5. If Amendment Date of Original
(Month/Day/Year)

_____ Director   _____ 10% Owner
_X_ Officer (give title below)   _____ Other (specify below)
Executive Vice President-RJA

7. Individual or Joint/Group Filing (Check Applicable Line)
_X_ Form filed by One Reporting Person
___ Form filed by More than One Reporting Person

Table I — Non Derivative Securities Acquired, Disposed of , or beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Raymond James Financial, Inc. (RJF)			Code	V	Amount	(A) or (D)	Price			
RJF Common Stock	1/17/2003		M		750	A	$ 22.167	48,289	D	
RJF Common Stock								4,695	I	**ESOP**
RJF Common Stock								500	I	**cust for children**

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

(Over)

SEC 1474 (7-96)

FORM 4 (continued)


Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)


1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3.A Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number or Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of deriv-Month (Instr. 4)	10. Ownership Form of Security: Direct (D) or Indirect (I) Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Employee Stock Option (Right to buy)	$ 22.167	1/17/2003		M			450								
Employee Stock Option (Right to buy)	$ 22.167	1/17/2003		M			300								
Employee Stock Option (Right to buy)								Current	2/18/2003	Common stock	5,400	22.1667			
Employee Stock Option (Right to buy)								1/18/2003	2/18/2003	Common stock	3,600	22.1667			
Employee Stock Option (Right to buy)								11/18/2002-11/18/2004	1/18/2005	Common stock	6,000	20.6250			
Employee Stock Option (Right to buy)								11/28/2004	1/28/2007	Common stock	5,969	32.0000			
Employee Stock Option (Right to buy)								11/28/04-11/28/06	1/28/2007	Common stock	4,031	32.0000	25,000	D	

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations,
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/S/ JEFFREY E. TROCIN   1/21/2003
**Signature of Reporting Person   Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient.
   see Instructions 6 for procedure.

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